SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 7 January 2005

DECEMBER 2004 TRAFFIC

•	Passenger: traffic up 6.9% and load factor up 1.0 point to 77.7%
•	Cargo: traffic up 13.6% and load factor up 2.3 points to 71.9%

Passenger operations

The Air France-KLM Group posted a good performance in December with load factor improving by 1.0 point to 77.7%. Activity remained buoyant with a 6.9% increase in traffic on 5.6% higher capacity. The Group carried close to 5.2 million passengers (up 4.0%).

On the Americas network, the load factor gained 1.3 points to 83.4% with capacity and traffic increasing by 4.0% and 5.6% respectively.

Asia continued to post sustained growth in traffic (up 14.3%) although lower than the increase in capacity (up 16.5%). The load factor stood at 80.3% (down 1.5 points).

Activity remained strong on the Africa & Middle-East network. Traffic was up 8.7% on 7.8% higher capacity leading to a 0.7-point improvement in load factor to 79.3%.

The Caribbean & Indian Ocean sector recorded a 3.8-point rise in load factor (82.9%), as traffic increased by 3.2% on 1.6% lower capacity.

The medium-haul network posted a positive performance with a 0.7-point gain in load factor (64.3%), as traffic increased by 3.4% for a 2.4% rise in capacity.

The performance per airline was as follows:

-	Air France traffic increased by 3.6% for a 2.8% growth in capacity. The load factor improved by 0.6 points to 76.8%.

-	KLM traffic was up 13.4% on 11.0% higher capacity. The load factor gained 1.7 points to 79.4%

Cargo operations

In December, the Group recorded strong growth in cargo activity with a 13.6% increase in traffic for a 9.9% rise in capacity. The load factor improved by 2.3 points reaching 71.9%.

-	Air France cargo traffic increased by 12.3% for a 6.1% rise in capacity. Load factor reached 67.2%, up 3.7 points.

-	KLM cargo traffic was up 15.3% on 16.1% higher capacity. Load factor stood at 78.7%, down 0.5 points.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

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STATISTICS

Passenger operations (millions)

	December			Cumulative (1)
Total Group	2004	2003	%	2004	2003	%
Passengers carried (000)	5,160	4,961	4.0%	48,688	45,864	6.2%
Revenue pax-kilometers (RPK)	13,936	13,032	6.9%	126,835	115,665	9.7%
Available seat-kilometers (ASK)	17,940	16,992	5.6%	160,756	148,883	8.0%
Passenger load factor (%)	77.7%	76.7%	1.0	78.9%	77.7%	1.2

Europe (including France)
Passengers carried (000)	3,595	3,498	2.8%	34,659	33,189	4.4%
Revenue pax-kilometers (RPK)	2,691	2,602	3.4%	26,621	25,298	5.2%
Available seat-kilometers (ASK)	4,182	4,086	2.4%	38,965	36,785	5.9%
Passenger load factor (%)	64.3%	63.7%	0.7	68.3%	68.8%	-0.5

America (North and South)
Passengers carried (000)	573	547	4.6%	5,599	5,110	9.6%
Revenue pax-kilometers (RPK)	4,255	4,030	5.6%	40,951	37,605	8.9%
Available seat-kilometers (ASK)	5,103	4,907	4.0%	47,575	44,977	5.8%
Passenger load factor (%)	83.4%	82.1%	1.3	86.1%	83.6%	2.5

Asia / Pacific
Passengers carried (000)	332	290	14.3%	2,968	2,329	27.4%
Revenue pax-kilometers (RPK)	2,909	2,545	14.3%	26,182	20,539	27.5%
Available seat-kilometers (ASK)	3,622	3,110	16.5%	32,177	25,763	24.9%
Passenger load factor (%)	80.3%	81.8%	-1.5	81.4%	79.7%	1.6

Africa & Middle East
Passengers carried (000)	376	346	8.7%	3,196	2,866	11.5%
Revenue pax-kilometers (RPK)	2,003	1,842	8.7%	16,528	15,111	9.4%

Available seat-kilometers (ASK)	2,525	2,342	7.8%	21,179	19,702	7.5%
Passenger load factor (%)	79.3%	78.7%	0.7	78.0%	76.7%	1.3

Caribbean-Indian Ocean
Passengers carried (000)	284	279	1.7%	2,267	2,369	(4.3)%
Revenue pax-kilometers (RPK)	2,077	2,013	3.2%	16,554	17,112	(3.3)%
Available seat-kilometers (ASK)	2,507	2,547	(1.6)%	20,860	21,657	(3.7)%
Passenger load factor (%)	82.9%	79.0%	3.8	79.4%	79.0%	0.3

Cargo operations (millions)

	December			Cumulative (1) (2)
Total Group	2004	2003	%	2004	2003	%
Revenue tonne-km (RTK)	916	806	13.6%	7,578	6,858	10.5%
Available tonne-km (ATK)	1,275	1,159	9.9%	11,001	10,019	9.8%
Cargo load factor (%)	71.9%	69.5%	2.3	68.9%	68.4%	0.4

Europe (including France)
Available tonne-km (ATK)	9	9	(2.4)%	72	68	6.2%
Revenue tonne-km (RTK)	35	36	(1.0)%	333	318	4.7%
Cargo load factor (%)	24.3%	24.7%	-0.4	21.7%	21.4%	0.3

America (North and South)
Revenue tonne-km (RTK)	325	281	15.8%	2,619	2,394	9.4%

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Available tonne-km (ATK)	429	405	6.0%	3,782	3,611	4.7%
Cargo load factor (%)	75.7%	69.3%	6.5	69.3%	66.3%	3.0

Asia / Pacific
Revenue tonne-km (RTK)	440	383	14.8%	3,787	3,360	12.7%

Available tonne-km (ATK)	585	493	18.6%	5,037	4,293	17.3%
Cargo load factor (%)	75.1%	77.6%	-2.5	75.2%	78.2%	-3.1

Africa & Middle East
Revenue tonne-km (RTK)	82	77	6.4%	679	625	8.7%
Available tonne-km (ATK)	126	121	3.9%	1,092	1,038	5.2%
Cargo load factor (%)	65.5%	64.0%	1.5	62.2%	60.2%	2.0

Caribbean-Indian Ocean
Revenue tonne-km (RTK)	61	57	7.2%	421	412	2.1%
Available tonne-km (ATK)	99	104	(4.9)%	757	759	(0.3)%
Cargo load factor (%)	61.2%	54.3%	6.9	55.5%	54.3%	1.3

(1)	Consolidation of Air France over 9 months (April-December) and KLM over 8 months (May- December)
(2)	The harmonization of cargo capacity norms between Air France and KLM has now been finalized, leading to a small adjustment in the reported ATK figures of KLM for the first six months. Both the current and previous years have been adjusted and are fully comparable.

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: January 7, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations